EXHIBIT 11

TELLABS, INC.

COMPUTATION OF PER SHARE EARNINGS

In millions, except per share amounts

	Second Quarter		Six Months
	7/3/09	6/27/08	7/3/09	6/27/08
Numerator:
Net earnings	$15.7	$39.0	$22.2	$55.6

Denominator:

Denominator for basic earnings per share -
Weighted average shares outstanding	396.2	397.5	396.0	402.7

Effect of dilutive securities:

Stock options and awards	1.4	1.0	1.2	0.9

Denominator for diluted earnings per share -
Adjusted weighted average shares outstanding and assumed conversions	397.6	398.5	397.2	403.6

Net earnings per share – basic	$0.04	$0.10	$0.06	$0.14

Net earnings per share – diluted	$0.04	$0.10	$0.06	$0.14

The number of anti-dilutive securities excluded from the weighted average shares outstanding computation was 31.8 million in the second quarter of 2009, 32.2 million for the first six months of 2009, 35.7 million in the second quarter of 2008, and 35.8 million for the first six months of 2008.